Exhibit 4.26

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This AMENDED AND RESTATED EMPLOYMENT AGREEMENT (“Agreement”) is entered into as of September 1, 2019 (the “Effective Date”) by and between Mereo BioPharma Group Plc, a company incorporated in England and Wales (the “Company”), and John Richard (“Employee”).

WHEREAs, the Company and Employee entered into that certain employment agreement dated as of February 26, 2018 (the “Previous Employment Agreement”), and that certain consulting agreement dated as of January 23, 2019 as amended as of March 1, 2019 (the “Consulting Agreement”);

WHEREAS, Employee desires to continue to be employed by the Company, and the Company desires to continue to employ the Employee;

WHEREAS, the Company and Employee desire to amend and restate in its entirety the Previous Employment Agreement in order to set forth the terms and conditions of Employee’s employment by the Company;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Certain Definitions. Certain words or phrases used herein with initial capital letters shall have the meanings ascribed to them in parenthesis or as set forth in Section 9 hereof.

2. Employment; Employment Period. As of the Effective Date, the Company shall continue to employ Employee, and Employee accepts continued employment with the Company upon the terms and conditions set forth in this Agreement and ending as provided in Section 5 (the “Employment Period”). Notwithstanding anything in this Agreement to the contrary, the Company or Employee may terminate Employee’s employment with the Company for any reason or for no reason at any time in accordance with Section 5 of this Agreement.

3. Employment Commencement Date, Position, and Duties.

(a) During the Employment Period, Employee shall serve as Head of Corporate Development of the Company and its subsidiaries and related divisions and business lines and shall have the normal duties, responsibilities and authority of an executive serving in such a position, including the specific duties and responsibilities set forth on Schedule 1, attached hereto, in each case, subject to the oversight and direction of the Company’s chief executive officer (“CEO”).

(b) During the Employment Period, Employee shall report to the CEO.

(c) Best Efforts. During Employee’s employment, Employee shall: (i) devote Employee’s full professional time and attention to the performance of Employee’s duties for the Company and its subsidiaries and related divisions and business lines; (ii) use Employee’s best efforts to dutifully, faithfully and efficiently perform his duties hereunder, and obey all reasonable and lawful directions given by or under the authority of the Board; and (iii) refrain from engaging in any other business, profession or occupation for compensation or otherwise which would conflict, directly or indirectly, with the rendition of services to the Company, without the prior written consent of the Board; except that Employee may engage in charitable, civic and community activities and manage Employee’s personal investments provided that such activities do not materially interfere with the performance of his duties hereunder or conflict with the conditions of his employment, all in a manner consistent with his duties and responsibilities. In addition, Employee may continue his consultancy with John Richard & Associates, LLC and continue serving as a director of the companies listed on Schedule 2, attached hereto.

(d) During the Employment Period, Employee shall perform Employee’s duties and responsibilities from his office at his Atlanta, Georgia residence but will be required to travel to the extent necessary to perform his employment duties and responsibilities. Employee acknowledges that the Company’s agreement to allow Employee to perform his duties and responsibilities at his home office (to the extent the performance of his duties and responsibilities does not require Employee to travel) is for Employee’s convenience and not in furtherance of any business purpose of the Company.

4. Compensation and Benefits.

(a) Salary. The Company agrees to pay Employee a salary during the Employment Period, which shall be earned and paid in installments based on the Company’s payroll practices as may be in effect from time to time but not less frequently than semi-monthly. Employee’s initial salary shall be at the rate of Three Hundred Seventy Thousand Dollars ($370,000) per year (the “Base Salary”). The CEO shall review the Base Salary from time to time for any increases, which shall be in the Company’s discretion.

(b) Annual Incentive Compensation. Employee will be considered for a bonus each calendar year (“Annual Bonus”). Whether an Annual Bonus is earned and the amount of any Annual Bonus payable to Employee in respect of a calendar year will be determined by the Company in its discretion. If earned, the Annual Bonus payable to Employee in respect of a calendar pursuant to this Section 4(b) shall be paid no later than 2-1/2 months following the close of the calendar year for which it is earned provided (i) Employee has been in the continuous employment of the Company through and including date on which the Annual Bonus is paid, and (ii) neither the Company nor Employee has given written notice of the Employee’s termination or resignation to the other. The terms and conditions of Employee’s Annual Bonus opportunity for a calendar year shall be communicated to Employee in writing or, if the terms and conditions of Employee’s Annual Bonus opportunity for a calendar year are set forth in an annual bonus plan, a copy of the annual bonus plan shall be provided to Employee.

(c) Equity Compensation. Employee may be offered the opportunity to participate in the Company’s equity incentive compensation and/or other long-term incentive compensation plans as they may be in effect from time to time. Any grants of equity incentive compensation and/or other long-term incentive compensation to Employee are discretionary on the part of the Company and, if granted, shall be governed by the terms and conditions of the applicable plan document and award agreement.

(d) Standard Benefits Package. During the Employment Period, Employee shall be entitled to participate, on the same basis as other employees of the Company, in the Company’s Standard Benefits Package. The Company’s “Standard Benefits Package” means those benefits (including insurance, vacation, sick leave, and other benefits, but excluding any severance pay program or policy of the Company) for which any senior executive and/or substantially all of the corporate salaried employees of the Company are from time to time generally eligible, as determined from time to time by the Board. Employee’s prior service as a consultant of the Company shall be counted as service for purposes of participation, vesting and other crediting of service under the Company’s employee benefit plans in the United Kingdom except where such crediting would result in a duplication of benefits for the same period of service.

(e) Business Expenses. During the Employment Period, the Company shall reimburse Employee for all reasonable expenses incurred by Employee in the course of performing Employee’s duties under this Agreement that are consistent with the Company’s policies in effect from time to time with respect to travel, entertainment and other business expenses, subject to the Company’s requirements applicable generally with respect to reporting and documentation of such expenses.

(f) Adherence to Company Policies. Employee agrees to abide by such office policies, procedures, and practices as may be established from time to time through office manuals, policy statements, memoranda, or other communications to the Company’s employees generally, including without limitation, the Staff Handbook. Employee understands that these policies, procedures, and practices are subject to change, do not constitute contractual rights or obligations, and that no employee has any right to the continuance of any given policy or practice unless specifically set forth herein.

5. Employment Period.

(a) Employee’s employment hereunder may be terminated under the following circumstances:

(i)	Employee’s death;

(ii)	a termination of Employee’s employment due to Permanent Disability;

(iii)	a Termination For Cause;

(iv)	a Termination Without Cause; or

(v)	a Termination by Employee without Good Reason;

(vi)	a Termination by Employee for Good Reason.

A termination pursuant to subsection (i) shall occur automatically upon Employee’s death. A termination pursuant to subsection (ii), (iv), or (v) of this Section 5(a) shall require three (3) months’ written notice from the terminating party to the other party. A termination pursuant to subsection (iii) of this Section 5(a) may be effected immediately, subject to any applicable notice and cure periods in the definition of “Cause” as set forth in Section 9 of this Agreement. A termination pursuant to subsection (vi) of this Section 5(a) shall be subject to the applicable notice and cure periods in the definition of “Good Reason” set forth in Section 9 of this Agreement. Upon receipt of Employee’s written notice of resignation pursuant to subsections (v) or (vi), the Company may, if requested by Employee but in its sole discretion, waive or shorten the notice period, in which case Employee will be permitted to terminate employment immediately or at a time designated by the Company. If the Company waives or shortens the notice period at such Employee’s request, then under such circumstances, the Company will not be obliged to pay any amount in lieu of the waived or shortened notice.

(b) Effect of Termination. Upon Employee’s termination of employment, the Employment Period will end. If, on the Date of Termination, Employee is a member of the board of directors of the Company or any of its Affiliates, or Employee holds any other office or position with the Company or its Affiliates, Employee shall be deemed to have resigned from all such offices and positions as of the Date of Termination. Employee also hereby covenants that upon and following the Date of Termination, he will take such actions and execute such instruments as the Company determines to be necessary or advisable in order to effect such resignations.

6. Post-Employment Payments. At the end of Employee’s employment for any reason (including due to the Employee’s death or Permanent Disability), Employee shall cease to have any rights to salary, expense reimbursements or other benefits, except that Employee shall be entitled to (i) any Base Salary which has been earned but is unpaid, any reimbursable expenses which have been incurred but are unpaid, and any unexpired vacation days which have accrued under the Company’s vacation policy but are unused, in each such case, as of the end of the Employment Period; (ii) plan benefits which by their terms extend beyond termination of Employee’s employment theretofore granted to Employee or any other benefit plan in which Employee has participated as an employee of the Company and excluding any severance pay program or policy of the Company; and (iii) any benefits to which Employee is entitled under Part 6 of Subtitle B of Title I of the Employee Retirement Income Security Act of 1974, as amended (collectively, “Accrued Compensation”).

(a) Termination without Cause or by Employee for Good Reason. If Employee’s employment is terminated by the Company without Cause or by Employee for Good Reason during the Employment Period, Employee shall be entitled to the following:

(i) the Accrued Compensation;

(ii) continued payment of Employee’s Base Salary for a period of three (3) months following the Date of Termination, payable in approximately equal installments paid over a three (3) month period in accordance with the Company’s customary payroll practices; and

(iii) continued coverage of Employee and Employee’s eligible dependents under the Company’s group health plan in which Employee and his eligible dependents were participants as of the Date of Termination and at the employee premium contribution rates then in effect, for a period that is the lesser of (i) three (3) months following the Date of Termination, or (ii) the date on which Employee and Employee’s eligible dependents become covered under another health plan (the amounts payable pursuant to Section 6(a)(ii) and this Section 6(a)(iii) constituting the “Severance”).

Notwithstanding any provision of this Agreement to the contrary, the payment of Severance shall be conditioned upon Employee’s execution, delivery to the Company, and non-revocation of a general release in favor of the Company and its Affiliates, in a form acceptable to, and prepared by the Company, within sixty (60) days following the Date of Termination (the “Release”). If Employee fails to execute the Release in such timely manner, so as to permit any revocation period to expire prior to the end of the sixty (60) day period or if Employee timely revokes his acceptance of such Release, Employee shall not be entitled to any Severance. Any Severance payment otherwise scheduled to occur prior to the sixtieth (60th) day following the Date of Termination but for the condition of executing the release as set forth herein, shall not be made until the regularly scheduled payroll date following such sixtieth (60th) day.

(b) Other Terminations of Employment. If Employee’s employment terminates during the Employment Period other than by the Company without Cause or by Employee for Good Reason, then Employee shall only be entitled to the Accrued Compensation. For the sake of clarity, Employee’s termination of employment by reason of his death, due to his Permanent Disability, and Employee’s termination without Good Reason, shall not constitute a termination of his employment without Cause.

7. Confidential Information; Ownership of Materials; Duty to Return Company Property. For purposes of this Section 7 and Section 8, the Company shall be deemed to include its subsidiaries and related divisions and business lines. In connection with his employment and continuing on an ongoing basis during the Employment Period, the Company will give Employee access to Confidential Information. Employee acknowledges and agrees that all Confidential Information is confidential and a valuable, special and unique asset of the Company that gives the Company an advantage over its actual and potential, current and future competitors. Employee further acknowledges and agrees that Employee owes the Company a fiduciary duty to preserve and protect all Confidential Information from unauthorized disclosure or unauthorized use, that certain Confidential Information constitutes “trade secrets” under applicable laws, and that unauthorized disclosure or unauthorized use of the Confidential Information would irreparably injure the Company or any Affiliate.

(a) Confidential Information. Employee may not at any time (whether during his employment or after termination) disclose to any unauthorized person, firm or corporation or use or attempt to use for his own advantage or to the advantage of any other person, firm or corporation, any confidential information relating to the business affairs or trade secrets of the Company, or any confidential information about (howsoever obtained) or provided by any third party received during the course of or as a result of his employment (the “Confidential Information”). Confidential Information includes, but is not limited to, information relating to employees, customers and suppliers (former, actual and potential), Company products, contracts, pricing structures, financial and marketing details, business plans, any technical data, designs, formulae, product lines, intellectual property, research activities and any information which may be deemed to be commercially or price sensitive in nature, whether printed, typed, handwritten, videotaped, transmitted or transcribed on data files or on any other type of media, including but not limited to electronic and digital media, whether or not labeled as “confidential.” It also includes, without limitation, any information contained in documents marked “confidential” or documents of a higher security classification and other information which, because of its nature or the circumstances in which Employee receives it, Employee should reasonably consider to be confidential. The Company reserves the right to modify the categories of Confidential Information from time to time.

(b) Exclusions. The provisions of this Section 7 shall not apply to:

(i) Information or knowledge which subsequently comes into the public domain other than by way of unauthorized use or disclosure by Employee;

(ii) The discharge by Employee of his duties hereunder or where his use or disclosure of the information has otherwise been properly authorized by the Company;

(iv) Any disclosure required by law or by any court, arbitrator, mediator or administrative or legislative body (including any committee thereof) with jurisdiction to order Employee to disclose or make accessible any information; or

(v) Reporting violations of U.S. federal or state laws or regulations to a relevant government agency or from making disclosures that are protected under U.S. federal and state whistleblower laws and regulations.

Pursuant to the Defend Trade Secrets Act of 2016, Employee understands that:

An individual may not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that: (a) is made (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (b) is made in a complaint or other document that is filed under seal in a lawsuit or other proceeding. Further, an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the employer’s trade secrets to his attorney and use the trade secret information in the court proceeding if the individual: (a) files any document containing the trade secret under seal; and (b) does not disclose the trade secret, except pursuant to court order.

(c) Fiduciary Capacity; Due Care. The Employee shall hold in a fiduciary capacity for the benefit of the Company all Confidential Information that has been obtained by the Employee during the Employee’s employment by the Company and which is not public knowledge (other than by acts of the Employee or representatives of the Employee in violation of this Agreement). Employee shall exercise all due care and diligence and shall take all reasonable steps to prevent the publication or disclosure by Employee of any Confidential Information relating, in particular, but not limited to, actual or proposed transactions, of any employee, customer, client or supplier (whether former, actual or potential) of the Company, including partnerships, companies, bodies, and corporations having accounts with or in any way connected to or in discussion with the Company and all other matters relating to such customers, clients or suppliers and connections.

(d) Duty to Return Confidential Information and Other Company Property.

(i) All reports, files, notes, memoranda, e-mails, accounts, documents or other material (including all notes and memoranda of any Confidential Information and any copies made or received by Employee in the course of his employment (whether during or after)) in any form, including but not limited to electronic and digital media, which contain Confidential Information or were created in the scope of Employee’s performance of services, are and shall remain the sole property of the Company and, following Employee’s termination of employment or at any other time upon the Company’s request, to the extent within his possession or control, Employee shall make every effort to surrender to the duly authorized representative of the Company or destroy in accordance with sub-section (ii) below.

(ii) Employee agrees that upon termination of his employment with the Company for any reason, or at any other time upon the Company’s request, he will return (or, if contained electronically on a non-Company database or server, delete) to the Company immediately all memoranda, books, papers, plans, information, letters and other data in any form, including but not limited to electronic and digital media, all copies thereof or, in any way relating to the business of the Company, all other property of the Company (including, but not limited to, credit cards, equipment, correspondence, data, disks, tapes, records, specifications, software, models, notes, reports and other documents together with any extracts or summaries, removable drives or other computer equipment, keys and security passes) in his possession or under his control and Employee further agrees that Employee will not retain or use for his own account at any time any trade names, trademark or other proprietary business designation used or owned in connection with the business of the Company. To the extent the Company property in Employee’s possession is not an original, and the Company has copies of such Company property, Employee may destroy such Company property and attest to the Company that said property is destroyed as opposed to being returned. Nothing herein shall affect Employee’s right to retain his employment and compensation related documentation.

(e) Reasonableness. Employee agrees that the undertakings set forth in this Section 7 and in Section 8 are reasonable and necessary to protect the legitimate business interests of the Company both during, and after the termination of, Employee’s employment, and that the benefits Employee receives under this Agreement are sufficient compensation for these restrictions.

8. Competitive Activity; Confidentiality; Non-Solicitation.

(a) In consideration of (i) his access to the Confidential Information provided by the Company pursuant to this Agreement and (ii) the compensation from the Company that Employee will receive under this Agreement, in order to protect the Company’s Confidential Information, and the goodwill, customer base, and contractual relationships of the Company, Employee agrees to the provisions of Sections 8(b), 8(c) and 8(d). Employee further agrees that the provisions in Sections 8(b), 8(c) and 8(d), and Employee’s obligations in Sections 7 and 8, shall survive the termination of Employee’s employment regardless of the reason for or circumstances of such termination (and regardless of whether such termination of employment is voluntary or involuntary on Employee’s part).

(b) Non-Solicitation Restriction. To protect the Confidential Information, and in the event of Employee’s termination of employment for any reason, it is necessary to enter into the following restrictive covenants which are ancillary to the enforceable promises between the Company and Employee in this Agreement. Employee hereby covenants and agrees that, while employed by the Company and during the Restricted Period, Employee will not, directly or indirectly, either individually or as a principal, owner, partner, agent, consultant, contractor, employee, or as a director or officer of any corporation or other association, or in any other manner or capacity whatsoever, except on behalf of the Company, solicit business, or attempt to solicit business, in products or services competitive with any products or services provided by the Company, from the Company’s partners or clients (or any prospective partner or client) as of Employee’s employment termination date, or any other Person with whom the Company did business, or had a business relationship with, within the two (2) year period immediately preceding Employee’s termination of employment.

(c) No Recruitment Restriction. Employee further agrees that Employee will not, while employed by the Company and during the Restricted Period, in any geographic area or market where (a) the Company or any Affiliate is conducting any business or actively reviewing prospects or (b) the Company or an Affiliate has conducted any business during the previous 12-month period, solicit, directly or indirectly, or cause or permit others to solicit, directly or indirectly, any person (i) formerly employed by the Company during the six (6) month period immediately preceding or following Employee’s termination of employment (“Former Employee”) or (ii) employed by the Company (“Current Employee”). The term “solicit” includes, but is not limited to, the following (regardless of whether done directly or indirectly): (1) requesting that a Former or Current Employee change employment; (2) informing a Current Employee that an opening exists elsewhere; (3) assisting a Current Employee in finding employment elsewhere; (4) inquiring if a Current Employee “knows of anyone who might be interested” in a position elsewhere; (5) inquiring if a Current Employee might have an interest in employment elsewhere; (6) informing others of the name or status of, or other information about, a Current Employee; or (7) any other similar conduct, the intended or actual effect of which is that a Current Employee leaves the employment of the Company. The term “solicit” shall not include the actions described in subsections (2)-(7) of the previous sentence if undertaken by Employee (whether done directly or indirectly) with respect to a Former Employee.

(d) Non-Competition Restriction. Employee further agrees that, while employed by the Company and during the Restricted Period, Employee shall not, directly or indirectly, anywhere in the Restricted Territory, either individually or as a principal, owner, partner, member, shareholder, agent, consultant, contractor, employee, or as a director or officer of any corporation or other association, engage in any business competitive with the Business or render advice or services to, or otherwise assist, any Person who is engaged, directly or indirectly, in any business that is competitive with the Business. However, nothing in this Section 8(d) shall prohibit Employee and his Affiliates from owning, as passive investors, in the aggregate not more than three (3) percent of equity securities of any public company.

(e) Employee agrees that (i) the covenants contained in Sections 8(b), 8(c) and 8(d) hereof are necessary for the protection of the Business, goodwill of the Company, and Confidential Information, and (ii) the compensation and other consideration received by Employee, including access to Confidential Information, are based on the parties’ agreement to such covenants. Employee represents and warrants that the time, scope of activity and geographic area restricted by Sections 8(b), 8(c) and 8(d) are reasonable, especially in view of the scope of the business operations of the Company in Europe and the United States and the nature of the Confidential Information, that the enforcement of those restrictions contained in Sections 8(b), 8(c) and 8(d) would not be unduly burdensome to or impose any undue hardship on Employee, and that Employee will be able to earn a reasonable living while abiding by such covenants. Employee agrees that the restraints and provisions of Sections 8(b), 8(c) and 8(d) are no greater than necessary, and are as narrowly drafted as reasonably possible, to protect the legitimate interests of the Company, including the Confidential Information of the Company, including without limitation its trade secrets. Employee irrevocably waives all defenses to the strict enforcement of the covenants contained in Sections 8(b), 8(c) and 8(d). The parties agree and acknowledge that the nature of the Company’s business, including the locations of its projects, vendors, customers, and potential customers, is throughout Europe and the United States. Accordingly, the parties expressly agree that the foregoing restrictions on Employee need to cover the entirety of Europe and the United States in territorial scope to adequately protect the Company’s Confidential Information and goodwill, and that such geographic restriction is reasonable in view of the Company’s business, Employee’s position and responsibilities with the Company, and Employee’s access to the Confidential Information of the Company. The parties agree that each provision in this Section 8 is separate, distinct and severable from the other and remaining provisions of this Section 8, and that the invalidity or unenforceability of any provision in this Section 8 shall not affect the validity and enforceability of any other provision or provisions in Section 8. If the scope of any restriction contained in Sections 8(b), 8(c) or 8(d) is deemed by a court to be broader than reasonable, which the parties agree should not be the case, then such restriction shall be enforced to the maximum extent permitted by law, and Employee and the Company hereby agree that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.

(f) Employee agrees that, except as permitted by Section 8(h) the terms and conditions of this Agreement shall remain confidential as between the parties and he shall not disclose them to any other person. Without limiting the generality of the foregoing, Employee will not respond to or in any way participate in or contribute to any public discussion, notice or other publicity concerning, or in any way relating to, execution of this Agreement or its terms and conditions. The foregoing notwithstanding, Employee may disclose the terms of this Agreement to his immediate family, attorneys and financial advisors provided he informs them of this confidentiality provision and they agree to abide by it.

(g) Discoveries and Inventions; Work Made for Hire.

(i) Employee agrees that all Inventions are the sole and exclusive property of the Company and hereby assigns all rights to such Inventions to the Company in all countries. Employee agrees, at the Company’s expense at any time during his employment or thereafter, to sign all appropriate documents and carry out all such reasonable acts as will be necessary to identify and preserve the legal protection of all Inventions; however, the Company will have no obligation to compensate Employee for his time spent in connection with any assistance provided unless otherwise required by law. Notwithstanding the foregoing, Employee understands that no provision in this Agreement is intended to require assignment of any of his rights in an invention for which Employee can prove no equipment, supplies, facilities or Confidential Information or trade secret information of the Company was used, which invention was developed entirely on his own time, and which invention Employee can prove: (a) does not relate to the business of the Company or the actual or demonstrably anticipated research or development of the Company; or (b) does not result from any work performed by Employee for the Company. To the extent compatible with applicable state law, these provisions do not apply to any invention which is required to be assigned by the Company to the United States Government. Employee waives all moral rights in all Intellectual Property which is owned by the Company, or will be owned by the Company, pursuant to this Section 8(g).

(ii) For purposes of this section, “Inventions” means all inventions, whether or not patentable, Confidential Information, computer programs, copyright works, mask works, trademarks and other intellectual property made, conceived or authored by Employee, alone or jointly with others, while employed by the Company, whether or not during normal business hours or on the Company’s premises, that are within the existing or contemplated scope of the Company’s business at the time such Inventions are made, conceived, or authored or which result from or are suggested by any work Employee or others may do for or on behalf of the Company.

(h) Communication of Contents of Agreement. While employed by the Company and during the Restricted Period, Employee may disclose the contents of Section 8 of this Agreement regarding his post-employment obligations to any person, firm, association, partnership, corporation or other entity that Employee intends to be employed by, associated with, or represent.

(i) Confidentiality Information of Former Employers. Employee agrees that Employee shall not disclose to the Company or induce the Company to use any secret or confidential information belonging to Employee’s former employers. Except as indicated, Employee warrants that Employee is not bound by the terms of a confidentiality agreement or other agreement with a third party that would preclude or limit Employee’s right to work for the Company and/or to disclose to the Company any ideas, inventions, discoveries, improvements or designs or other information that may be conceived during employment with the Company. Employee agrees to provide the Company with a copy of any and all agreements with a third party that preclude or limit Employee’s right to engage in any other activities contemplated by Employee’s employment with the Company.

(j) Nondisparagement. Employee agrees that while employed by the Company and thereafter, he shall not (and shall cause his Affiliates not to) (i) make any negative or derogatory statement or communication regarding the Company or any of its Affiliates or employees with the intent to harm the Company or its Affiliates or (ii) make any derogatory or disparaging statement or communication regarding the Company or any of its Affiliates or employees. Nothing in this section shall be construed as to limit any rights afforded under the National Labor Relations Act (42 U.S.C. § 151 et seq.), as applicable, or to provide truthful testimony in any legal proceeding.

(k) Cooperation. Employee agrees that, while employed by the Company and for a period of five years following the Date of Termination, upon reasonable notice and without the necessity of the Company obtaining a subpoena or court order, Employee shall provide reasonable cooperation in connection with any suit, action or proceeding (or any appeal from any suit, action or proceeding), and any investigation and/or defense of any claims asserted against any of Employee and the Company, its respective Affiliates, their respective predecessors and successors, and all of the respective current or former directors, officers, employees, shareholders, partners, members, agents or representatives of any of the foregoing, or any claims brought by or on behalf of the Company and its Affiliates which relates to events occurring during Employee’s employment with the Company and its Affiliates as to which Employee may have relevant information (including but not limited to furnishing relevant information and materials to the Company or its designee and/or providing testimony at depositions and at trial), provided that with respect to such cooperation occurring following termination of employment, the Company shall reimburse Employee for expenses reasonably incurred in connection therewith, and further provided that in the case of any such cooperation occurring after the termination of Employee’s employment (i) Employee’s appearances, including appearances via electronic means (such as participation in conference calls and video appearances, shall be scheduled to the extent reasonably practicable so as not to unreasonably interfere with Employee’s business or personal affairs, (ii) Employee shall be reimbursed at a reasonable rate for the time expended by him for such appearances

(l) Relief. The Company and Employee agree that it is impossible to measure solely in money the damages which will accrue to the Company by reason of his failure to observe any of the obligations of Section 7 or Section 8 of this Agreement. Therefore, if the Company shall institute any action or proceeding to enforce such provisions, Employee hereby waives the claim or defense that there is an adequate remedy at law and agrees in any such action or proceeding not to interpose the claim or defense that such remedy exists at law. Without limiting any other remedies that may be available to the Company, Employee hereby specifically affirms the appropriateness of injunctive or other equitable relief in any such action, without the necessity of proof of actual damage and without the requirement to post a bond, and acknowledges that nothing contained within this Agreement shall preclude the Company from seeking or receiving any other relief, including without limitation, any form of injunctive or equitable relief. Employee also agrees that, should he violate the provisions of Section 8 and its subsections such that the Company shall be forced to undertake any efforts to defend, confirm or declare the validity of the covenants contained within Section 8 of this Agreement, the time restrictions set forth therein shall be extended for a period of time equal to the pendency of any court proceedings, including appeals.

(m) Reasonableness. Employee acknowledges that Employee’s obligations under Sections 7 and 8 are reasonable in the context of the nature of the Company’s Business and the competitive injuries likely to be sustained by the Company if Employee were to violate such obligations. Employee further acknowledges that this Agreement is made in consideration of, and is adequately supported by the agreement of the Company to perform their obligations under this Agreement and by other consideration, which Employee acknowledges constitutes good, valuable and sufficient consideration.

9. Definitions.

(a) “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such Person.

(b) “Business” means any business, whether for profit or not-for-profit, that has a significant commercial activity in pharmaceuticals which contain one or more active ingredients that are similar (in drug target specificity and function in relation to modulating that target) to pharmaceutical candidates or products researched, developed, or commercialized by the Company as of the Date of Termination and in which Employee had a material involvement.

(c) “Date of Termination” means the date on which Employee’s employment with the Company and all of its Affiliates terminates.

(d) “Good Reason” for resignation means Employee’s resignation as an executive of the Company within thirty (30) days after the occurrence of one of the following events, without Employee’s prior written consent: (i) a material reduction of Employee’s base salary; (ii) any material adverse diminution in Employee’s duties, responsibilities, authority, reporting obligations or other terms and conditions of employment; (iii) the relocation of Employee’s principal place of employment to a place outside the Atlanta, Georgia metropolitan area; or (iv) any material breach, non-performance or non-observance by the Company of any of the terms of this Agreement. In each such event listed in (i) through (iv) above, Employee must give the Company at least thirty (30) days advance notice of Employee’s intention to resign for Good Reason, which shall specify in reasonable detail the circumstances constituting Good Reason, and there shall be no Good Reason with respect to any such circumstances if cured by the Company within thirty (30) days after such notice. If the Company fails to cure the circumstances constituting Good Reason within thirty (30) days after such notice, Employee must resign his employment with the Company within thirty (30) days following the expiration of the cure period.

(e) “Permanent Disability” means that Employee, because of accident, disability or physical or mental illness, is incapable of performing Employee’s duties to the Company for (i) a continuous period of 90 days and remains so incapable at the end of such 90 day period or (ii) periods amounting in the aggregate to 180 days within any one period of 365 days and remains so incapable at the end of such aggregate period of 180 days, in either case as determined by a physician mutually agreed upon in writing by Employee (or his designated representative) and the Company.

(f) “Person” means an individual or an entity, including a corporation, limited liability company, general or limited partnership, trust, association or other business or investment entity or any governmental authority.

(g) “Restricted Period” means the 6 (six) month period that begins on the Date of Termination.

(h) “Restricted Territory” means Europe and the United States.

(i) “Staff Handbook” means the staff handbook of Mereo BioPharma Group Plc, as amended from time to time.

(j) “Termination For Cause” means the termination by the Company of Employee’s employment with the Company as a result of:

(i)

Employee engaging in any act of theft or fraud concerning, or misappropriation of, funds or other assets of the Company or any of its Affiliates, or other acts of dishonesty, willful misconduct or gross negligence involving the property or affairs of the Company or its Affiliates;

(ii)	a conviction (by trial, upon a plea or otherwise) of Employee or the admission of guilt via nolo contendere by Employee of any felony or misdemeanor involving moral turpitude;

(iii)	Employee’s willful violation of any material policy or procedure of the Company;

(iv)	Employee’s material breach of the fiduciary duties owed by an officer of the Company to the Company under applicable law;

(v)	Employee’s willful failure (other than due to mental or physical incapacity) or refusal to obey and execute all reasonable and lawful directions given by or under the authority of the Board;

(vi)	Employee’s willful and material breach of any of the terms and conditions of this Agreement; or

(vii)	Employee’s willful and material breach of any restrictive covenants by which Employee is bound under this Agreement or any other agreement with the Company or any of its Affiliates.

Notwithstanding the foregoing, if there exists a circumstance that constitutes “Cause” as set forth above which is capable of being cured by Employee, the Company will promptly notify Employee in writing of such event (which notification shall specify in reasonable detail the conduct that the Company alleges to constitute Cause and the specific actions, if any, which the Company believes Employee must take to cure such events or conditions) and Employee will have 30 days from the date such written notice is given to cure such events, and, if cured, such events or conditions will be deemed not to constitute Cause hereunder. For the purposes of this Section 8(j), no act or failure to act on Employees part shall be considered “willful” unless it is done or omitted to be done by Employee in bad faith and without reasonable belief that the act or failure to act was in the best interest of the Company.

(k) “Termination Without Cause” means the Company termination of Employee’s employment with the Company and its Affiliates for any reason other than death, a termination for Permanent Disability or a Termination For Cause.

10. Survival. The respective rights and obligations of the parties hereunder of this Agreement shall survive the Employment Period, Employee’s termination of employment, and the termination of this Agreement to the extent necessary for the intended preservation of such rights and obligations.

11. Taxes. The Company may withhold, or cause to be withheld, from any amounts payable under this Agreement all federal, state, city or other taxes as the Company or any of its Affiliates, is required to withhold pursuant to any applicable law, regulation or ruling. Notwithstanding any other provision of this Agreement, the Company shall not be obligated to guarantee any particular tax result for Employee with respect to any payment provided to Employee hereunder, and Employee shall be responsible for any taxes imposed on Employee with respect to any such payment.

12. Notices. Any notice provided for in this Agreement shall be in writing and shall be personally delivered, sent by reputable overnight carrier, sent via electronic mail or mailed by first class mail, return receipt requested, to the recipient at the address or email address, as applicable, below indicated:

Notices to Employee:

John Richard

21 West Andrews Drive

Atlanta, GA 30305

USA

Email: jr@mereobiopharma.com

Notices to the Company:

Mereo BioPharma Group plc

One Cavendish Place

London W1G 0QF

United Kingdom

Attention: The General Counsel

Email: legal@mereobiopharma.com

With a copy to:

Charles Sermon

General Counsel

Mereo Biopharma Group plc

1 Cavendish Place

London W1G 0QF

United Kingdom

Email: cs@mereobiopharma.com

or such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party. Any notice under this Agreement shall be deemed to have been given when so delivered (or in the case of electronic mail, when electronic evidence of transmission is received).

13. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid or unenforceable in any respect under any applicable law, such invalidity or unenforceability shall not affect any other provision, but this Agreement shall be reformed, construed and enforced as if such invalid or unenforceable provision had never been contained herein.

14. Complete Agreement. This Agreement embodies the complete agreement and understanding between the parties with respect to the subject matter hereof and effective as of its date supersedes and preempts any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way, including without limitation, the Previous Employment Agreement and the Consulting Agreement.

15. Counterparts. This Agreement may be executed in separate counterparts (including facsimile and other electronically transmitted counterparts), each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.

16. Successors and Assigns. This Agreement shall bind and inure to the benefit of and be enforceable by Employee and the Company and their respective heirs, executors, personal representatives, successors and permitted assigns, except that no party may assign any rights or delegate any obligations hereunder without the prior written consent of the other parties. Employee hereby consents to the assignment by the Company of all of its rights and obligations hereunder to any successor to the Company by merger or consolidation or purchase of all or substantially all of the Company’s assets, provided such transferee or successor assumes the liabilities of the Company hereunder.

17. Choice of Law; Venue; Consent to Jurisdiction; Consent to Service of Process.

(a) Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of Delaware applicable to contracts made and to be performed entirely within that State. The validity, interpretation, construction, and performance of this Agreement in all respects shall be governed by the laws of the State of Delaware without regard to its principles of conflicts of law.

(b) Venue. Except as otherwise specifically provided herein, Employee and the Company each hereby irrevocably submits to the exclusive jurisdiction of the United States District Court for the District of Delaware (or, if subject matter jurisdiction in that court is not available, in any state court located in Wilmington, Delaware) over any dispute arising out of or relating to this Agreement. Except as otherwise specifically provided in this Agreement, the parties undertake not to commence any suit, action or proceeding arising out of or relating to this Agreement in a forum other than a forum described in this Section 17; provided, however, that nothing herein shall preclude the Company from bringing any suit, action or proceeding in any other court for the purposes of enforcing the provisions of this Section 17 or enforcing any judgment obtained by the Company. Employee waives any objection to jurisdiction and venue of any action instituted against Employee as provided herein and agrees not to assert any defense based on lack of jurisdiction or venue.

(c) The agreement of the parties to the forum described in this Section 17 is independent of the law that may be applied in any suit, action, or proceeding and the parties agree to such forum even if such forum may under applicable law choose to apply non-forum law. The parties hereby waive, to the fullest extent permitted by applicable law, any objection which they now or hereafter have to personal jurisdiction or to the laying of venue of any such suit, action or proceeding brought in an applicable court described in this Section 17, and the parties agree that they shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court. The parties agree that, to the fullest extent permitted by applicable law, a final and non-appealable judgment in any suit, action or proceeding brought in any applicable court described in Section 17(a) shall be conclusive and binding upon the parties and may be enforced in any other jurisdiction.

(d) Consent to Service of Process. The parties hereto irrevocably consent to the service of any and all process in any suit, action or proceeding arising out of or relating to this Agreement by the mailing of copies of such process to such party at such party’s address specified in Section 12.

18. Amendment and Waiver. The provisions of this Agreement may be amended or waived only with the prior written consent of the Company and Employee, and no course of conduct or failure or delay in enforcing the provisions of this Agreement shall affect the validity, binding effect or enforceability of this Agreement.

20. Personal Information. Employee acknowledges and agrees that the Company is permitted to hold personal information about him as part of its personnel and other business records and, in accordance with applicable law, may use such information in the course of the Company’s business.

21. Advice of Counsel. Each party represents and warrants that it has had a full opportunity to seek advice and representation by independent counsel of its own choosing in connection with this Agreement and it has either received such advice or, in its business judgment, decided not to seek such advice.

22. Section Headings; Interpretation. The section headings in this Agreement are for convenience of reference only, and they form no part of this Agreement and shall not affect its interpretation. It is the parties’ intention that this Agreement not be construed more strictly with regard to the Employee or the Company.

23. Code Section 409A Compliance. The intent of the parties to this Agreement is that payments and benefits under this Agreement comply with or are exempt from Internal Revenue Code Section 409A (“Section 409A”) and the regulations and guidance promulgated thereunder to the extent applicable, and accordingly, to the maximum extent permitted, this Agreement will be interpreted and administered in compliance therewith.

(a) Subject to Employee’s consent, this Agreement may be amended by the Company as necessary in an effort to comply with Section 409A. It is hereby agreed and understood that Employee will be solely liable for any and all taxes, interest and/or penalties imposed by any lawful taxing authority relating to taxes due as a result of Section 409A on account of any payments made or deemed to be made to Employee hereunder or pursuant to any Company arrangements that may be deemed to be deferred compensation under Section 409A, and the Company will not indemnify Employee against any and all taxes, interest and/or penalties that may be imposed by any taxing authority in the event of a determination of non-compliance with Section 409A.

(b) Notwithstanding anything herein to the contrary, to the extent required by Section 409A, upon a termination of Employee’s employment (other than as a result of death), if Employee is at the time a “specified employee” (within the meaning of Section 409A), distributions under this Agreement determined, in whole or in part, to constitute “nonqualified deferred compensation” within the meaning of Section 409A and payable to Employee on account of Employee’s termination of employment or other “separation from service” (within the meaning of Section 409A(a)(2)(A)(i) of the Code and the Treasury regulations issued thereunder) will be delayed until six months after such termination of employment, and such distributions will be made at the beginning of the seventh month following the date of such termination of employment or other separation from service. For purposes of this Agreement, “termination of employment” and similar terms shall be interpreted to mean “separation from service” as defined above and any amount constituting deferred compensation that is payable to Employee upon Employee’s termination of employment will only be paid (and will be paid) if such termination constitutes a “separation from service” as defined above.

(c) The determination of whether and when the Employee’s separation from service from the Company has occurred shall be made in a manner consistent with, and based on the presumptions set forth in, Treasury Regulation Section 1.409A-1(h). Solely for purposes of this Section 23, “Company” shall include all persons with whom the Company would be considered a single employer as determined under Treasury Regulation Section 1.409A-1(h)(3).

(d) Whenever a payment under this Agreement specifies a payment period with reference to a number of days (e.g., “payment will be made within thirty (30) days following the date of termination”), the actual date of payment within the specified period will be within the sole discretion of the Company. If, under this Agreement, an amount constituting deferred compensation is to be paid to Employee in two or more installments, for purposes of Section 409A, each installment will be treated as a separate payment.

(e) All reimbursements and in-kind benefits provided under this Agreement, including any relocation assistance provided pursuant to the Company’s relocation assistance policy, shall be made or provided in accordance with the requirements of Section 409A to the extent that such reimbursements or in-kind benefits are subject to Section 409A, including, where applicable, the requirements that (i) any reimbursement is for expenses incurred during the Employee’s lifetime (or during a shorter period of time specified in this Agreement), (ii) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred and (iv) the right to reimbursement is not subject to set off or liquidation or exchange for any other benefit.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

THE COMPANY:

MEREO BIOPHARMA GROUP PLC

By:
Name:
Title:

EMPLOYEE:

John Richard

[Signature Page to Employment Agreement]

Schedule 1

Specific Duties and Responsibilities

Employee’s duties and responsibilities as Head of Corporate Development include the following specific duties and responsibilities:

•	Advising on the Company’s business development strategy

•	Negotiating the structure and terms of business transactions involving the Company’s products, including the in-licensing, out-licensing, purchase, and acquisition of product candidates

•	Meeting with senior management of pharmaceutical companies to discuss including the in- licensing, out-licensing, purchase, and acquisition of product candidates

•	Attend key conferences to discuss the in-licensing, out-licensing, purchase, and acquisition of product candidates

•	Manage the individuals reporting to you as Head of Corporate Development